SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                             TEARDROP GOLF COMPANY
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)



                                  0008781901
                                (CUSIP Number)


                             Steven C. Barre, Esq.
                           Associate General Counsel
                             U.S. Industries, Inc.
                             101 Wood Avenue South
                           Iselin, New Jersey 08830
                             TEL:  (732) 767-2234
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                     MARCH 31, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

CUSIP NO.  0008781901                                        13D                            PAGE 2 of 12 PAGES
         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     U.S. INDUSTRIES, INC.
                     22-3369326
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)
                                                                                              (b)   X
         (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

                     OO

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware

                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                        (8)         SHARED VOTING POWER

                                                    1,508,333

                                        (9)         SOLE DISPOSITIVE POWER

                                                    -0-

                                       (10)         SHARED DISPOSITIVE POWER

                                                    1,508,333

           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,508,333

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

           (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           37.8%

		   (14)            TYPE OF REPORTING PERSON
                             CO

CUSIP NO.  0008781901                                        13D                            PAGE 3 of 12 PAGES
         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     USI AMERICAN HOLDINGS, INC.
                     22-3363062
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)
                                                                                              (b)   X
         (3)         SEC USE ONLY
         (4)         SOURCE OF FUNDS

                     OO

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware

                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                        (8)         SHARED VOTING POWER

                                                    1,508,333

                                        (9)         SOLE DISPOSITIVE POWER

                                                    -0-
                                       (10)         SHARED DISPOSITIVE POWER

                                                    1,508,333

           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,508,333

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

           (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           37.8%

           (14)            TYPE OF REPORTING PERSON
                             CO

CUSIP NO.  0008781901                                        13D                            PAGE 4 of 12 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     JACUZZI INC.
                     51-035288

         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)
                                                                                              (b)   X
         (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

                     OO

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware

                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                        (8)         SHARED VOTING POWER

                                                    1,508,333

                                        (9)         SOLE DISPOSITIVE POWER

                                                    -0-

                                       (10)         SHARED DISPOSITIVE POWER

                                                    1,508,333

           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,508,333

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

           (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           37.8%

           (14)            TYPE OF REPORTING PERSON
                             CO

CUSIP NO.  0008781901                                        13D                            PAGE 5 of 12 PAGES
         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     JUSI HOLDINGS, INC.
                     22-3364074

         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)
                                                                                              (b)   X
         (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

                     OO

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware

                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                        (8)         SHARED VOTING POWER

                                                    1,508,333

                                        (9)         SOLE DISPOSITIVE POWER

                                                    -0-

                                       (10)         SHARED DISPOSITIVE POWER

                                                    1,508,333

           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,508,333

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

           (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           37.8%

           (14)            TYPE OF REPORTING PERSON
                             CO

CUSIP NO.  0008781901                                        13D                            PAGE 6 of 12 PAGES
         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     TA LIQUIDATION CORP., f/k/a TOMMY ARMOUR GOLF COMPANY
                     51-0305225
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)
                                                                                              (b)   X
         (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

                     OO

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware

                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                        (8)         SHARED VOTING POWER
                                                    1,508,333

                                        (9)         SOLE DISPOSITIVE POWER

                                                    -0-

                                       (10)         SHARED DISPOSITIVE POWER

                                                    1,508,333

           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,508,333

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

           (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           37.8%

           (14)            TYPE OF REPORTING PERSON
                             CO

Item 1.    SECURITY AND ISSUER.

           This Amendment No. 1 to Schedule 13D relates to the common stock,

par value $0.01 per share (the "COMMON STOCK") of TearDrop Golf Company, a

Delaware corporation (the "ISSUER").  The Issuer's principal executive offices are located at 1080 Lousons Road, Union, New Jersey 07083.  This Amendment No.

1 is intended to amend the Schedule 13D filed by the Filers (as defined in Item

2 below) on or about November 17, 1997.  Any capitalized term not defined in this Amendment No. 1 shall have the meaning assigned to it under the Schedule

13D of the Filers as filed on or about November 17, 1997.

Item 2.    IDENTITY AND BACKGROUND.

           This Amendment No. 1 to Schedule 13D is filed by a group consisting of U.S. Industries, Inc., a Delaware corporation ("USI"), its wholly-owned subsidiary USI American Holdings, Inc., a Delaware corporation ("HOLDINGS"),

Holdings's wholly-owned subsidiary Jacuzzi Inc., a Delaware corporation

("JACUZZI"), Jacuzzi's wholly-owned subsidiary JUSI Holdings, Inc., a Delaware corporation ("JUSI") and JUSI's wholly-owned subsidiary TA Liquidation Corp.

("TAL," formerly known as Tommy Armour Golf Company), a Delaware corporation.

           The group shall collectively be known as the "FILERS", and individually as a "FILER."  USI, Holdings and JUSI have their executive offices at 101 Wood Avenue South, Iselin, New Jersey, 08830.  Jacuzzi has its executive offices at 2121 N. California Blvd., Walnut Creek, California 94596-1136.  TAL

has its executive offices 8350 N. Lehigh Avenue, Morton Grove, Illinois, 60053.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 of the Filers' Schedule 13D, as filed on or about November

17, 1997, is hereby amended to add the following:

           On March 31, 1998, the Issuer and the Filers entered into a

Settlement Agreement (the "SETTLEMENT AGREEMENT") amending, among other things,

the purchase price as set forth in Section 2.1 of the Asset Purchase Agreement,

as follows:

           <circle>the cash consideration was increased from $10,000,000 to

                $11,600,000,

           <circle>the amount of shares of Common Stock issued was decreased from 1,000,000 shares to 175,000 shares, and

           <circle>the number of shares of Preferred Stock issued remained unchanged at 100,000 shares.

These amended terms are in substitution for the provisions of Sections 2.2 and

2.3 of the Asset Purchase Agreement that relate to the adjustment and payment of the purchase price.  A copy of the Settlement Agreement is attached hereto as Exhibit 1.

     Item 4.    PURPOSE OF TRANSACTION.

           Item 4 of the Filers' Schedule 13D, as filed on or about November

17, 1997, is hereby amended to add the following:

           Under the terms of the Settlement Agreement, Section 6.18(a) of the

Asset Purchase Agreement has been amended to provide the Filers the right

(shared with Canada and Scotland) to appoint one Board member for so long as the Filers, Canada and Scotland collectively own shares of Preferred Stock having an aggregate redemption value of $5,000,000 or more.  The Filers' right to appoint an observer to attend meetings of the Board at such time as their ownership of Common Stock exceeds 400,000 shares remains unchanged.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 of the Filers' Schedule 13D, as filed on or about November

17, 1997, is hereby amended to add the following:

           (a)  After giving effect to the transactions under the Settlement

Agreement as described above, the Filers beneficially own 1,508,333 shares of

Common Stock.  TAL holds all 175,000 shares of Common Stock and the 100,000 shares of Preferred Stock (which are immediately convertible into 1,333,333 shares of Common Stock).  By reason of their relationship with TAL, USI,

Holdings, Jacuzzi and JUSI may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of, and,

accordingly, may be deemed to beneficially own solely for purposes of the

Schedule 13D and this Amendment No. 1 to Schedule 13D, the same 1,508,333 shares of Common Stock.  Upon exercise of the conversion rights, such shares would represent 37.8% of the total number of issued and outstanding shares of

Common Stock.

           (b)  No amendment.

           (c)  The 175,000 shares of Common Stock were included in a certificate issued to TAL for 1,000,000 shares on or about November 10, 1998.

On or about March 31, 1998, that certificate was surrendered, and a new certificate representing the 175,000 shares is being issued to TAL.

           (d)  No amendment.

           (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to SECURITIES OF THE ISSUER.


           No amendment.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS

           The following is filed herewith as an Exhibit to this Amendment 1 to

Schedule 13D:

           1.   Settlement Agreement, dated March 31, 1998, by and among TAL,

USI Canada Inc., Tommy Armour Golf (Scotland) Ltd., USI American Holdings,

Inc., TearDrop Golf Company and TearDrop Acquisition Corp.

           2.   List of Directors and Officers of the Filers.

           3.   Asset Purchase Agreement, dated October 31, 1997, by and among

TAL, USI Canada Inc., Tommy Armour Golf (Scotland) Ltd., USI American Holdings,

Inc., TearDrop Golf Company and TearDrop Acquisition Corp.  Incorporated by

reference to the Filers' Schedule 13D, as filed with the Securities and

Exchange Commission on or about November 17, 1997.

           4.   Certificate of Designations.  Incorporated by reference to the

Filers' Schedule 13D, as filed with the Securities and Exchange Commission on or about November 17, 1997.

           5.   Registration Agreement dated November 10, 1997 by and between the Issuer and TAL.  Incorporated by reference to the Filers' Schedule 13D, as filed with the Securities and Exchange Commission on or about November 17,

1997.

           6.   Joint Filing Agreement pursuant to Rule 13d-1(f).  Incorporated by reference to the Filers' Schedule 13D, as filed with the Securities and

Exchange Commission on or about November 17, 1997.

                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

                                 U.S. INDUSTRIES, INC.



                                      /S/ GEORGE H. MACLEAN
                                 BY:  George H. MacLean,
                                      Senior Vice President

                                 USI AMERICAN HOLDINGS, INC.



                                      /S/ GEORGE H. MACLEAN
                                 BY:  George H. MacLean,
                                      Senior Vice President

                                 JACUZZI INC.



                                      /S/ GEORGE H. MACLEAN
                                 BY:  George H. MacLean,
                                      Vice President

                                 JUSI HOLDINGS, INC.



                                      /S/ GEORGE H. MACLEAN
                                 BY:  George H. MacLean,
                                      Senior Vice President

                                 TA LIQUIDATION CORP.



                                      /S/ GEORGE H. MACLEAN
                                 BY:  George H. MacLean,
                                      Vice President

                               EXHIBIT 1



                       SETTLEMENT AGREEMENT


     This Agreement is being entered into on March 31, 1998 by and among TA Liquidation Corp., a Delaware corporation formerly known as Tommy Armour Golf Company, Tommy Armour Golf (Scotland) Ltd., a company incorporated with limited liability under the laws of Scotland, and USI Canada Inc., an Ontario corporation ("Sellers"); USI American Holdings, Inc., a Delaware corporation ("Shareholder"); and Tommy Armour Golf Company, a Delaware corporation formerly known as TearDrop Acquisition Corp. and TearDrop Golf Company, a Delaware corporation ("Parent").

     The parties recited above are the parties to an Asset Purchase Agreement dated October 31, 1997 (the "Purchase Agreement"). All capitalized terms not defined herein shall have the meanings assigned to them in the Purchase Agreement.

     The Closing was consummated on November 10, 1997. Sellers and Buyer have had disagreements regarding the Final Net Worth and related adjustment of the Purchase Price pursuant to Section 2.2 of the Purchase Agreement, and the parties to the Purchase Agreement now desire to resolve said disagreements, to determine the final Purchase Price adjustment and to provide for certain other matters as set forth herein.

     Therefore, the parties, intending to be legally bound, and in consideration of the mutual agreements set forth herein, hereby agree as follows:

     1. AMENDMENT OF PURCHASE PRICE. The parties hereby agree that, in lieu of the provisions of Section 2.2 of the Purchase Agreement (Adjustment of Purchase Price) and the related provisions of
          Section 2.3 of the Purchase Agreement (Payment of Purchase Price), the Purchase Price as set forth in Section 2.1 of the Purchase Agreement is hereby amended as follows:

          a.  The Cash Purchase Price shall be increased from Ten
              Million Dollars ($10,000,000) to Eleven Million, Six Hundred Thousand Dollars ($11,600,000).

          b. The amount of Common Stock shall be decreased from One Million (1,000,000) shares to One Hundred, Seventy-Five Thousand (175,000) shares.

          c.  The amount of Preferred Stock shall remain unchanged.

     2. FINAL PURCHASE PRICE DETERMINATION. The parties agree that the determination of the Purchase Price set forth in Section 1 of this Agreement shall be final and binding on the parties, with the same effect as if an Acceptance Notice had been delivered pursuant to Section 2.2(d) and payment had been made in accordance with Sections 2.2 and 2.3 of the Purchase Agreement. The procedures set forth in Section 2.2 of the Purchase Agreement shall be of no further force or effect. Buyer and Parent hereby absolutely, unconditionally and irrevocably release Sellers, Shareholder and the affiliates thereof from and against any and all liabilities or claims of any kind in connection with or related to the Final Balance Sheet, whether asserted or unasserted prior hereto, whether known or unknown, or whether arising prior to or subsequent to this Settlement Agreement. For the avoidance of doubt, the release set forth herein shall be understood to include (without limitation) the obligations of Sellers under the purported agreements with Dr. Gary Wiren and Mr. Lee Elder and any other agreements of the Business for which an accrual could or should have been made on the Final Balance Sheet, which obligations shall be borne by Buyer. The preceding sentence shall not however, prejudice the rights of Buyer under any provisions of the Purchase Agreement other than Sections 1.5,
          2.2 and 2.3 thereof.

     3. COMMON STOCK. The decrease in the amount of Common Stock pursuant to Section 1 shall be accomplished as set forth in this Section. Upon receipt of the payment specified in Section 4 below, Seller shall transmit its share certificate number TG0053, evidencing ownership of 1 million shares of the Parent's common stock, together with an appropriate instrument of assignment to the Parent in respect of the 825,000 shares surrendered hereby, to Continental Stock Transfer & Trust Co., 2 Broadway, New York, New York 10004, as transfer agent. Parent shall cause said transfer agent to issue a replacement certificate in respect of the balance of 175,000 shares of common stock forthwith and deliver said certificate to Seller c/o Steven C. Barre, Associate General Counsel, U.S. Industries, Inc., 101 Wood Avenue South, Iselin, New Jersey 08830. Seller acknowledges that the certificate issued to it will bear the same restrictive legend as is set forth on certificate number TG0053.

     4. PAYMENT. Payment of the One Million, Six Hundred Thousand Dollars ($1,600,000) due to Buyer pursuant to Section 1 of this Agreement shall be made to Sellers on the date hereof by wire transfer of immediately available funds as follows:

                    Chase Manhattan Bank
                    New York, New York
                    ABA #021000021
                    USI American Holdings, Inc.
                    A/C #323-073670

								-2-


     5. BOARD SEAT. Clause (a) of Section 6.18 of the Purchase Agreement is hereby amended to read as follows:

               shares of Preferred Stock having a redemption value of the aggregate amount of $5 million or more, Parent will cause a nominee of Sellers ("Nominee") to be elected to the Parent's Board, and

     6. CERTIFICATE OF DESIGNATION - MANDATORY REDEMPTION. This paragraph shall apply in the event that, pursuant to the last sentence of Article VI(B) of the Certificate of Designation with respect to the Preferred Stock, 60% of certain net cash proceeds are to be applied to the redemption of Preferred Stock. In each such event, Parent shall purchase from Sellers, and Sellers shall sell to Parent, additional shares of Preferred Stock having an aggregate Redemption Price (as defined in the Certificate of Designation) equal to 10% of the applicable net cash proceeds (but in no event more than the remaining shares of Preferred Stock then owned by Sellers), so as to have as nearly as possible the same economic effect as if the two references to "60%" in
          Article VI(B) were replaced with references to "70%."

     7. REGISTRATION STATEMENT. The registration statement contemplated by the Registration Agreement shall be filed with the Securities and Exchange Commission on or before April 20, 1998.

     8.   PUBLICITY.  The parties shall consult, as contemplated by Section
          6.8 of the Purchase Agreement, before issuing any press release or making other disclosure of the terms of this Agreement.

     9. REPRESENTATIONS AND WARRANTIES. Each of Sellers, USI, Buyer and Parent represents and warrants to the other that:

          a. The execution and delivery of this Agreement and the other documents to be delivered by such party pursuant hereto, and the consummation of the transactions contemplated hereby and thereby, are within the corporate power of such party and have been duly authorized by all necessary corporate proceedings on the part of such party.


								-3-
          b. Such party is a corporation duly organized and in good standing under the laws of the jurisdiction of its incorporation identified in the first paragraph hereof.

          c. This Agreement and the other documents to be executed by such party pursuant hereto have been duly executed and delivered by such party and constitute its valid and binding obligations and acts, enforceable against such party in accordance with such terms.

          d. The execution and delivery of this Agreement and the other documents to be executed by such party pursuant hereto, and the consummation of the transactions contemplated hereby and thereby, do not (and will not, with the giving of notice or the passage of time or both) contravene any of the terms of, constitute an event of default under, or permit the exercise or imposition of any lien pursuant to, such parties constitutive documents or any agreement, security document, license, franchise or other right or undertaking to which such party is a party or by which it is bound.

     10.  MISCELLANEOUS.

          a. This Settlement Agreement shall be binding upon and inure to the benefit of each party hereto and its successors and assigns. This Settlement Agreement is intended to be a complete statement of all the terms of the arrangement between the parties with respect to the matters provided for herein, supersedes any discussions and other communications between the parties with respect to those matters and cannot be changed or terminated orally. Except as amended or modified by this Settlement Agreement, the terms of the Purchase Agreement shall remain in full force and effect.

          b. The Section headings contained herein are for purposes of convenience only and are not intended to define or limit the contents of said paragraphs.

          c. This Agreement may be executed in counterparts, each of which shall be an original, but which together shall constitute one and the same Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date first set forth above.

                              TA LIQUIDATION CORP.


                              ______________________________________
                              Name:
                              Title:


                              TOMMY ARMOUR GOLF (SCOTLAND) LTD.


                              ______________________________________
                              Name:
                              Title:

                              USI CANADA INC.


                              ______________________________________
                              Name:
                              Title:


                              USI AMERICAN HOLDINGS, INC.


                              ______________________________________
                              Name:
                              Title:

                              TOMMY ARMOUR GOLF COMPANY


                              ______________________________________
                              Name:
                              Title:


                              TEARDROP GOLF COMPANY


                              ______________________________________
                              Name:
                              Title:

                             EXHIBIT 2

                       U.S. INDUSTRIES, INC.

ALL PERSONS LISTED BELOW ARE CITIZENS OF THE UNITED STATES, WITH THE EXCEPTION OF MR. BRIAN R. BEAZER AND SIR HARRY SOLOMON, WHO ARE CITIZENS OF THE UNITED KINGDOM.

Name                             Principal Occupation or          Residence or Business Address of
                                 Employment                       Organization
Officer-Directors
David H. Clarke                  Chairman of the Board, Chief     101 Wood Avenue South Iselin,
                                 Executive Officer, U.S.          New Jersey  08830
                                 Industries, Inc.

John G. Raos                     President, Chief Operating       101 Wood Avenue South Iselin,
                                 Officer, U.S. Industries, Inc.   New Jersey  08830

Frank R. Reilly                  Senior Vice President, Chief     101 Wood Avenue South Iselin,
                                 Financial Officer, Director,     New Jersey  08830
                                 U.S. Industries, Inc.
Non-Officer Directors
Brian C. Beazer                  Chairman of Beazer Homes USA,    330 East 38th Street, #34D
                                 Inc.                             New York, NY  10016

John J. McAtee, Jr.              President of McAtee & Company,   McAtee & Company, LLC
                                 LLC.                             411 West Putnam Ave., Suite 305
                                                                  Greenwich, CT  06830

The Hon. Charles H. Price II     Retired Chairman, President,     One West Armour Blvd., #300
                                 Chief Executive Officer of       Kansas City, MO  64111
                                 Ameribanc, Inc.

Sir Harry Solomon                Founder, Director and retired    3 Coach House Yard
                                 Chairman of Hillsdown Holdings   Hampstead High Street
                                 plc                              London, England  NW31-QD

Royall Victor, III               Retired Managing Director of     208 Via Tortuga
                                 Chase Securities, Inc.'s         Palm Beach, FL  33480
                                 Investment Banking Group

Mark Vorder Bruegge              Vice Chairman of United American 4731 Mint Drive
                                 Bank of Memphis, Tennessee       Memphis, TN  38117


Officers
George H. MacLean                Senior Vice President, General   101 Wood Avenue South Iselin,
                                 Counsel, Secretary, U.S.         New Jersey  08830
                                 Industries, Inc.

John F. Bendik                   Executive Vice President, U.S.   101 Wood Avenue South Iselin,
                                 Industries, Inc.                 New Jersey  08830

John S. Oldford                  Group Vice President, U.S.       101 Wood Avenue South Iselin,
                                 Industries, Inc.                 New Jersey  08830

Robert M. Brier                  Group Vice President, U.S.       101 Wood Avenue South Iselin,
                                 Industries, Inc.                 New Jersey  08830

Richard A. Buccarelli            Vice President--Corporate        101 Wood Avenue South Iselin,
                                 Development, U.S. Industries,    New Jersey  08830
                                 Inc.

Diana E. Burton                  Vice President--Investor         101 Wood Avenue South Iselin,
                                 Relations, U.S. Industries, Inc. New Jersey  08830

Dorothy E. Sander                Vice President--Administration,  101 Wood Avenue South Iselin,
                                 U.S. Industries, Inc.            New Jersey  08830

James O'Leary                    Vice President, Corporate        101 Wood Avenue South Iselin,
                                 Controller, U.S. Industries,     New Jersey  08830
                                 Inc.

Peter F. Reilly                  Treasurer, U.S. Industries, Inc. 101 Wood Avenue South
                                                                  Iselin, New Jersey 08830

                    USI AMERICAN HOLDINGS, INC.

ALL PERSONS LISTED BELOW ARE CITIZENS OF THE UNITED STATES.

EACH OF THE FOLLOWING PERSONS HAS, AS HIS OR HER PRINCIPAL OCCUPATION, THE TITLE(S) AND POSITION(S) WITH U.S. INDUSTRIES, INC. INDICATED ON PAGE 1.

                                                                 Residence or Business ADDRESS OF
NAME                            TITLE                            ORGANIZATION
OFFICER-DIRECTORS
David H. Clarke                 Chairman of the Board, Chief     101 Wood Avenue South Iselin,
                                Executive Officer                New Jersey  08830

John G. Raos                    President, Chief Operating       101 Wood Avenue South Iselin,
                                Officer, Director                New Jersey  08830

George H. MacLean               Senior Vice President, General   101 Wood Avenue South Iselin,
                                Counsel, Secretary, Director     New Jersey  08830
OFFICERS

Frank R. Reilly                 Senior Vice President, Chief     101 Wood Avenue South Iselin,
                                Financial Officer                New Jersey  08830

John F. Bendik                  Executive Vice President         101 Wood Avenue South Iselin,
                                                                 New Jersey  08830

John S. Oldford                 Group Vice President             101 Wood Avenue South Iselin,
                                                                 New Jersey  08830

Robert M. Brier                 Group Vice President             101 Wood Avenue South Iselin,
                                                                 New Jersey  08830

Richard A. Buccarelli           Vice President--Corporate        101 Wood Avenue South Iselin,
                                Development                      New Jersey  08830

Diana E. Burton                 Vice President--Investor         101 Wood Avenue South Iselin,
                                Relations                        New Jersey  08830

Dorothy E. Sander               Vice President Administration    101 Wood Avenue South Iselin,
                                                                 New Jersey  08830

James O'Leary                   Vice President, Corporate        101 Wood Avenue South
                                Controller                       Iselin, New Jersey  08830

Peter F. Reilly                 Treasurer                        101 Wood Avenue South Iselin,
                                                                 New Jersey  08830

                           JACUZZI INC.

ALL PERSONS LISTED BELOW ARE CITIZENS OF THE UNITED STATES.



                                                   Principal Occupation or
                                                   EMPLOYMENT               Residence or Business Address
NAME                      TITLE                                             OF ORGANIZATION
OFFICER-DIRECTORS

Roy A. Jacuzzi            Chairman of the Board,   Same                     2121 N. California Blvd.
                          President, Chief                                  PO Drawer 9
                          Executive Officer,                                Walnut Creek, CA 94596-1136
                          Jacuzzi Inc.

George H. MacLean         Vice President,          Senior Vice President,   101 Wood Avenue South
                          Assistant Secretary,     General Counsel,         Iselin, New Jersey  08830
                          Jacuzzi Inc.             Secretary, U.S.
                                                   Industries, Inc.

John S. Oldford           Vice President,          Group Vice President,    101 Wood Avenue South
                          Director; Jacuzzi Inc.   U.S. Industries, Inc.    Iselin, New Jersey  08830
OFFICERS

Gary A. Duncan            Vice President--         Same                     2121 N. California Blvd.
                          Operations, Secretary,                            PO Drawer 9
                          Jacuzzi Inc.                                      Walnut Creek, CA 94596-1136

Paul A. Hermann           Vice President--Finance, Same                     2121 N. California Blvd.
                          Treasurer, Jacuzzi Inc.                           PO Drawer 9
                                                                            Walnut Creek, CA 94596-1136

                        JUSI HOLDINGS, INC.

ALL PERSONS LISTED BELOW ARE CITIZENS OF THE UNITED STATES.

EACH OF THE FOLLOWING PERSONS HAS, AS HIS OR HER PRINCIPAL OCCUPATION, THE TITLE(S) AND POSITION(S) WITH U.S. INDUSTRIES, INC. INDICATED ON PAGE 1.



                                                                  Residence or Business ADDRESS
NAME                             TITLE                            OF ORGANIZATION
OFFICER-DIRECTOR
George H. MacLean                Senior Vice President, General   101 Wood Avenue South Iselin,
                                 Counsel, Secretary, Director,    New Jersey  08830
                                 JUSI Holdings, Inc.
OFFICERS

John G. Raos                     President, JUSI Holdings, Inc.   101 Wood Avenue South Iselin,
                                                                  New Jersey  08830

Frank R. Reilly                  Senior Vice President, Chief     101 Wood Avenue South Iselin,
                                 Financial Officer, JUSI          New Jersey  08830
                                 Holdings, Inc.

Robert M. Brier                  Group Vice President, JUSI       101 Wood Avenue South Iselin,
                                 Holdings, Inc.                   New Jersey  08830

James O'Leary                    Vice President, Corporate        101 Wood Avenue South
                                 Controller, JUSI Holdings, Inc.  Iselin, New Jersey  08830

Peter F. Reilly                  Treasurer                        101 Wood Avenue South Iselin,
                                                                  New Jersey  08830

                       TA LIQUIDATION CORP.,

                         formerly known as

                     TOMMY ARMOUR GOLF COMPANY

ALL PERSONS LISTED BELOW ARE CITIZENS OF THE UNITED STATES.


                                                                                   Residence or Business
                                                        Principal Occupation OR    Address of ORGANIZATION
NAME                         TITLE                      EMPLOYMENT
OFFICER-DIRECTORS
George H. MacLean            Vice President, Assistant  Senior Vice President,     101 Wood Avenue So. Iselin,
                             Secretary, Director, TA    General Counsel,           NJ  08830
                             Liquidation Corp.          Secretary, U.S.
                                                        Industries, Inc.
OFFICERS

John G. Roas			     President                  Same                       101 Wood Avenue So. Iselin,
                                                                                   NJ  08830

George H. MacLean            Vice President and         Same                       101 Wood Avenue So. Iselin,
                             Secretary                                             NJ  08830

Frank R. Reilly              Vice President and Chief   Same                       101 Wood Avenue So. Iselin,
                             Financial Officer                                     NJ  08830

James O'Leary                Corporate Controller       Same                       101 Wood Avenue So. Iselin,
                                                                                   NJ  08830

Peter F. Reilly              Treasurer                  Same                       101 Wood Avenue So. Iselin,
                                                                                   NJ  08830

Robert J. Vander Meulen      Assistant Treasurer        Same                       101 Wood Avenue So. Iselin,
                                                                                   NJ  08830

Steven C. Barre              Assistant Secretary        Same                       101 Wood Avenue So. Iselin,
                                                                                   NJ  08830

John B. Edwards              Assistant Secretary        Same                       101 Wood Avenue So. Iselin,
                                                                                   NJ  08830

												-6-